   This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the Offer to Purchase dated January 26, 2000 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, which are being mailed to all holders of shares. Sempra is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Sempra becomes aware of any jurisdiction where the making of the offer or the acceptance of shares in the offer is not in compliance with applicable law, Sempra will make a good faith effort to comply with the applicable law. If, after a good faith effort, Sempra cannot comply, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Sempra by Goldman, Sachs & Co., the Dealer Manager of this offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                      Notice Of Offer To Purchase For Cash

                                       By

                                 Sempra Energy

                  up to 36,000,000 Shares of its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)

                              at a Purchase Price
                          not in Excess of $20.00 Nor
                       Less Than $17.50 Per Share in Cash

   Sempra Energy, a California corporation, invites its shareholders to tender shares of its common stock, for purchase by Sempra. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

   Sempra will determine a single per share price that it will pay for all shares that it purchases in the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders. Sempra will select the lowest purchase price that will allow it to purchase 36,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. Only shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Under no circumstances will Sempra pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

   Sempra's offer is being made upon the terms and subject to the conditions described in the Offer to Purchase dated January 26, 2000 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 25, 2000, UNLESS THE OFFER IS EXTENDED.

   Sempra reserves the right, in its sole discretion, to purchase more than 36,000,000 shares pursuant to the offer.

   The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions described in the Offer to Purchase.

   Sempra's Board of Directors has authorized the offer. However, neither Sempra nor Sempra's Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering shares or as to the purchase price at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, shareholders should consider Sempra's reasons for making the offer, including the recently announced reduction in Sempra's quarterly dividend level, Sempra's increased use of financial leverage and Sempra's increased business emphasis on providing unregulated integrated energy services. Sempra's directors and executive officers have advised Sempra that they do not intend to tender any shares in the offer.

   The term "Expiration Date" means 5:00 p.m., New York City time, on Friday, February 25, 2000. Sempra may, in its sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term "Expiration Date" will mean the latest time and date at which the offer, as extended by Sempra, will expire. For purposes of the offer, Sempra will be deemed to have accepted for payment, and therefore purchased, subject to the "odd lot" priority, proration and conditional tender provisions of the offer, shares properly tendered at or below the selected purchase price and not properly withdrawn only when, as and if Sempra gives oral or written notice to First Chicago Trust Company of New York, the Depositary for the offer, of its acceptance of the shares for payment pursuant to the offer. Payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares, or a timely confirmation of a book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

   If at the expiration of the offer more than 36,000,000 shares, or a greater number of shares as Sempra may elect to purchase, are properly tendered at prices at or below the purchase price and not properly withdrawn, Sempra will purchase properly tendered shares on the following basis:

  (a) first, Sempra will purchase all shares tendered by any Odd Lot Holder (as defined in the Offer to Purchase) who:

    (1) tenders all shares owned beneficially or of record by the Odd Lot Holder at a price at or below the purchase price (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

    (2) completes the sections entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

  (b) second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, Sempra will purchase all other shares properly tendered at prices at or below the purchase price, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares.

   Sempra expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events described in Section 7 of the Offer to Purchase have occurred or are deemed by Sempra to have occurred, to extend the period of time during which the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. During any extension, all shares previously tendered and not properly withdrawn will remain subject to the offer and to the rights of a tendering shareholder to withdraw the shareholder's shares.

   Tenders of shares may be withdrawn at any time before the Expiration Date and, unless previously accepted for payment by Sempra pursuant to the offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Thursday, March 23, 2000. For the withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses described on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless the shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Sempra, in its sole discretion, which determination will be final and binding on all parties. None of Sempra, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in any tender or notice of withdrawal, nor will any of them incur liability for failure to give any notice.

   The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares whose names appear on Sempra's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

   The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should read them carefully before making any decision regarding the offer.

   Shareholders may request additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at its address and telephone number below.

                    The Information Agent for the offer is:

                             D. F. KING & CO., INC.
                                77 Water Street
                            New York, NY 10005-4495
                 Banks and Brokers Call Collect (212) 269-5550
                    All Others Call Toll Free (800) 431-9645

                      The Dealer Manager for the offer is:

                              GOLDMAN, SACHS & CO.
                                85 Broad Street
                               New York, NY 10004
                          Call Collect: (212) 902-1000

January 26, 2000